December 27, 2006

Ms. Susan Block

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Structured Asset Securities Corporation
Registration Statement on Form S-3, Filed December 27, 2006,
File No. 139693 (the “Registration Statement”)

Ms. Block:

Attached is a courtesy copy of the Registration Statement of Structured Asset Securities Corporation (the “Company”) as filed with the Commission on December 27, 2006.  The forms of prospectuses and prospectus supplements in the courtesy copy are in blackline form; each has been marked to show the changes from the last related version of the form of prospectus or prospectus supplement, as applicable, as filed on the Company’s Registration Statement on Form S-3/A on August 8, 2006 (File No. 333-133985) (the “Current Effective Registration Statement”).

In addition, a duplicate courtesy copy is being sent to John Stickel of the Commission staff, who also previously reviewed the Company’s Current Effective Registration Statement.

In this letter we set forth, in reasonable detail, every material change made to the Registration Statement since the Company’s Current Effective Registration Statement, which underwent a full review by the Commission’s staff.  Each such material change is identified by page number(s) the location in a representative form of prospectus and, if applicable, in a representative form of prospectus supplement, or each such material change.

The representative form of prospectus that is annotated is one that contemplates securitizing both residential mortgage loans (which may include home equity loans) and commercial mortgage loans.  The representative form of prospectus supplement that is annotated is one that contemplates an offering of certificates backed by commercial mortgage loans and non HELOC residential mortgage loans.

New Asset Types

1.

Participation Interests

(Base Prospectus pages 54, 189; Prospectus Supplement pages S-12, S-45)
Mortgage loan participation interests have been included as an eligible asset type.  As noted in the base prospectus, for any series of securities backed by mortgage loan participation interests, the distribution of those securities will be effected in accordance with Rule 190(a) or 190(c) under the Securities Act of 1933, as amended (the “Securities Act”).

2.

Shared Appreciation Mortgage Loans

(Base Prospectus pages 48, 52)
“Shared Appreciation Mortgage Loans” are a type of mortgage loan that provide for payment of a portion of the appreciation in value (or the appreciated value) of the related mortgaged property.  No changes have been made to the forms of prospectus supplement since the disclosure required for Shared Appreciation Mortgage Loans is not materially different than for the mortgage loan assets which are already contemplated in the forms of prospectus supplement.

3.

Home Equity Conversion Mortgages

(Base Prospectus pages 48, 112-113)
“Home Equity Conversion Mortgages” or “HECM Loans” are a type of mortgage loan that is a home equity conversion mortgage and is either subject to FHA insurance or insurable by FHA.  No changes have been made to the forms of prospectus supplement since the disclosure required for HECM Loans is not materially different than for the mortgage loan assets which are already contemplated in the forms of prospectus supplement.

Enhanced Disclosure

4.

Enhanced Derivatives Disclosure

(Base Prospectus pages 32, 118, 119; Prospectus Supplement cover and pages S-13, S-39-40)
Additional disclosure has been included for derivatives products; these are not intended to be new derivative types, but rather an enhancement of existing disclosure, particularly in connection with a market value swap with a mandatory auction feature on designated classes of securities.

In addition, certain minor clean-up changes and updates have been made in the forms of base prospectus, including additional risk factors and updated disclosure for Aurora Loan Services LLC (an affiliate of the Company).

I would be happy to discuss any of these changes and updates with you if you believe that they require clarification.  Please feel free to contact me at 202-775-4138 or Darius Kingsley at 202-775-4129 at any time if we may provide additional information, or if you would like to discuss the Registration Statement further.

Sincerely,

/s/ John Arnholz

John Arnholz

cc:

John Stickel

Lana Franks

Michael Hitzmann

Ellen Kiernan

Scott Lechner